RIZE UP BAKERY, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

		2022		2021
Operating Income				
Revenue	$	664,494	$	241,229
Cost of Goods Sold		401,224		120,070
Gross Profit		263,270		121,159
Operating Expense				
General & Administrative		190,574		100,830
Depreciation		64,877		18,042
Rent		44,597		34,500
Contractors & Professional Services		36,547		29,531
Advertising & Marketing		22,878		12,845
		359,473		195,748
Net Loss from Operations		(96,203)		(74,589)
Other Expense				
Taxes		(3,219)		(3,154)
Net Loss	$	(99,423)	$	(77,743)

RIZE UP BAKERY, LLC
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 76,910	$ 22,658
Accounts Receivable	7,049	282
Prepaid Expense	-	5,042
TOTAL CURRENT ASSETS	83,959	27,982
NON-CURRENT ASSETS		
Fixed Assets	333,744	188,444
Accumulated Depreciation	(132,444)	(67,567)
Security Deposit	63,000	-
TOTAL NON-CURRENT ASSETS	264,300	120,877
TOTAL ASSETS	$ 348,260	$ 148,859
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	39,386	1,505
Accrued Expenses	1,878	778
TOTAL CURRENT LIABILITIES	41,264	2,283
NON-CURRENT LIABILITIES		
Related Party Loan	100,000	-
Convertible Note	10,000	-
TOTAL LIABILITIES	151,264	2,283
MEMBERS' EQUITY		
Contributed Capital	409,932	260,088
Retained Deficit	(212,935)	(113,512)
TOTAL MEMBERS' EQUITY	196,997	146,576
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 348,260	$ 148,859

RIZE UP BAKERY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (99,423)	$ (77,743)
Depreciation	64,877	18,042
Change in Accounts Payable	37,880	1,505
Change in Prepaid Expense	5,042	(5,042)
Change in Accrued Expenses	1,100	778
Change in Accounts Receivable	(6,767)	(282)
Net Cash Flows From Operating Activities	2,709	(62,742)
Cash Flows From Investing Activities		
Refundable Security Deposit	(63,000)	-
Purchase of Fixed Assets	(145,300)	(138,919)
Net Cash Flows From Investing Activities	(208,300)	(138,919)
Cash Flows From Financing Activities		
Equity Based Compensation	149,844	197,520
Issuance of Related Party Loan	100,000	-
Issuance of Convertible Note	10,000	-
Net Cash Flows From Financing Activities	259,844	197,520
Cash at Beginning of Period	22,658	26,799
Net Increase (Decrease) In Cash	54,253	(4,141)
Cash at End of Period	$ 76,910	$ 22,658